EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’ s Republic of China with limited liability)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighteenth Meeting of the Fifth Session of the

Board of Directors of China Life Insurance Company Limited

The eighteenth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on February 22, 2018 through written communication means. The directors were notified of the Meeting by way of a written notice dated February 11, 2018. Out of the ten directors who should attend the Meeting and cast their votes, all ten directors attended the Meeting and cast their votes. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The following resolutions were reviewed and passed at the Meeting:

1.	Proposal on the Retrospective Report on the Pricing of the Registered Products of the Company for the Year of 2017

Voting result: 10 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

February 23, 2018